SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                     (Amendment No.   1  )*

                   EDGE TECHNOLOGY GROUP, INC.
                        (Name of Issuer)
=================================================================

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)
=================================================================

                           279869 10 1
                         (CUSIP Number)
=================================================================

                      Benjamin R. N. Warner
                          Lister House
                          35 The Parade
                   St. Helier, Jersey  JE2 3QQ
                       011-44-1534-505-800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)
================================================================

                        December 23, 2001
              (Date of Event Which Requires Filing
                       of this Statement)
================================================================

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 279869 10 1       13D/A                 Page 2 of 4



(1)  Name of Reporting Persons.           Global Technology Value
                                              Partners Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        OO

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                          0.0
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 279869 10 1       13D/A                 Page 3 of 4



ITEM 1.   Security and Issuer.
          -------------------

     Not Amended.

ITEM 2.   Identity and Background.
          -----------------------

     Not amended.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Global originally acquired the shares of Common Stock from Infinity Investors Limited ("Infinity") pursuant to a letter agreement dated as of October 23, 2000 (the "Letter Agreement"). The aggregate purchase price for the shares of Common Stock acquired thereunder (the "Shares") was $5,500,000, or approximately $0.80 per share (the "Purchase Price"). Global's obligation to pay the Purchase Price was secured by a pledge of the shares of Common Stock granted pursuant a Pledge Agreement dated as of October 23, 2000, between Infinity and Global.

     The Purchase Price was not paid when due, and effective
December 23, 2001, Infinity exercised its rights under the Pledge
Agreement and reacquired the Shares.

     The foregoing response is qualified in its entirety by reference to the Letter Agreement, the Pledge Agreement, and the related Transfer Agent Agreement, copies of which were filed as Exhibits 99.1, 99.2, and 99.3, respectively, to Schedule 13D as originally filed, all of which are incorporated into this response by reference.

ITEM 4.   Purpose of Transaction.
          ----------------------

     Not amended.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Effective December 23, 2001, Infinity exercised its rights under the Pledge Agreement and reacquired the Shares. Therefore, Global no longer is a beneficial owner of securities of the issuer. Except as set forth in Item 3 above, no transactions in the Common Stock were effected by Global during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     Not amended

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

EXHIBIT NO.         TITLE OF EXHIBIT
-----------         ----------------

 None.







                    (Signature Page Follows)

CUSIP NUMBER 279869 10 1       13D/A                 Page 4 of 4



     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  December 23, 2001

                         GLOBAL TECHNOLOGY VALUE PARTNERS
                             LIMITED


                         By:  /s/  BENJAMIN R.N. WARNER
                            ------------------------------------
                              Benjamin R. N. Warner, Director